SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No.)(1)

                               MBI Financial Inc.

                                (Name of Issuer)

                         Common Stock, Par Value $0.0167
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   82668A 10 8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 27, 2006

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        / /   Rule 13d-1(b)
                       /X/    Rule 13d-1(c)
                       / /    Rule 13d-1(d)


__________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Old Master Capital, LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)   |_|
                                                          (b)   |_|
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION         Cayman Islands

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5.    SOLE VOTING POWER                                    0
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                             1,720,595
--------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                  0
--------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                        1,720,595
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,720,595
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 11.4%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*                                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Old Master Giotto Fund Ltd.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)      N/A
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)   |_|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION         Cayman Islands

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                       0
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                             1,720,595
--------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                  0
--------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                        1,720,595
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,720,595

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  11.4%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*                                             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Old Master Cimabue Holdings, Ltd
   I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)      |_|
                                                                  (b)      |_|
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                       0
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                             1,720,595
--------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                  0
--------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER
                                                                       1,720,595
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,720,595

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  11.4%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*                                            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





Item 1(a).        Name of Issuer:

                           MBI Financial, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           1845 WOODALL RODGERS FRWY
                           SUITE 1225
                           DALLAS TX 75201

Item 2(a).        Name of Persons Filing:

                           Old Master Capital, LLC
                           Old Master Giotto Fund Ltd.
                           Old Master Cimabue Holdings, Ltd.
                           (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of Old Master Capital, LLC is:

                           152 West 57th Street 6th Floor
                           New York, New York  10038

                  The principal business address of Old Master Giotto Fund Ltd. is:

                           c/o Maricorp Services Ltd.
                           4th Floor, West Wind Building
                           70 Harbor Drive
                           PO Box 2075GT
                           George Town, Grand Cayman
                           Cayman Islands, British West Indies

                  The principal business address of Old Master Cimabue Holdings, Ltd. is:
                           c/o Maricorp Services Ltd.
                           4th Floor, West Wind Building
                           70 Harbor Drive
                           PO Box 2075GT
                           George Town, Grand Cayman
                           Cayman Islands, British West Indies

Item 2(c).        Citizenship:

                           Old Master Capital, LLC - United States of America
                           Old Master Giotto Fund Ltd. -  Cayman Islands
                           Old Master Cimabue Holdings, Ltd. -  Cayman Islands


                                     - 5 -



Item 2(d).        Title of Class of Securities:

Common Stock, Par Value $0.0167

Item 2(e).        CUSIP Number:

                           82668A 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

          (a)  [ ] Broker or dealer  registered under Section 15 of the Exchange
               Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c)  [ ]  Insurance  Company as defined  in  Section  3(a)(19)  of the
               Exchange Act;

          (d)  [ ]  Investment  Company  registered  under  Section  8  of  the
               Investment Company Exchange Act;

          (e)  [ ]    Investment    Adviser    in    accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f)  [ ] Employee  Benefit Plan or Endowment  Fund in accordance  with
               Rule 13d-1(b)(1)(ii)(F);

          (g)  [ ] Parent Holding  Company or Control Person in accordance  with
               Rule 13d-1(b)(1)(ii)(G);

          (h)  [ ] Saving  Association as defined in Section 3(b) of The Federal
               Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment
               Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.           Ownership.

                  A. Old Master Capital, LLC

                  (a)  Amount beneficially owned:                                       1,720,595
                  (b)  Percent of Class:                                                     11.4%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                               0




                                     - 6 -


                      (ii) Shared power to vote or to direct the vote:                  1,720,595
                      (iii)Sole power to dispose or direct the disposition of:                  0
                      (iv) Shared power to dispose or to direct the disposition of      1,720,595


                  B. Old Master Giotto Fund Ltd.

                  (a)  Amount beneficially owned:                                       1,720,595
                  (b)  Percent of Class:                                                     11.4%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                               0
                      (ii) Shared power to vote or to direct the vote:                  1,720,595
                      (iii)Sole power to dispose or direct the disposition of:                  0
                      (iv) Shared power to dispose or to direct the disposition of      1,720,595


                  C. Old Master Cimabue Holdings, Ltd.

                  (a)  Amount beneficially owned:                                       1,720,595
                  (b)  Percent of Class:                                                    11.4%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                              0
                      (ii) Shared power to vote or to direct the vote:                  1,720,595
                      (iii)Sole power to dispose or direct the disposition of:                  0
                      (iv) Shared power to dispose or to direct the disposition of:     1,720,595




     Old Master Cimabue Holdings, Ltd. acquired warrants to purchase up to 1,720,595 shares of common stock of the Issuer on December 27, 2006. Old Master Giotto Fund Ltd. owns 100% of the outstanding shares of Old Master Cimabue Holdings, Ltd. Old Master Capital, LLC is the investment manager of Old Master Giotto Fund Ltd.

Item 5.   Ownership of Five Percent or Less of a Class.

                   Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                   Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.   Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.   Notice of Dissolution of Group.

                   Not Applicable

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2007


                                         OLD MASTER CAPITAL, LLC

                                         By: /s/ Matt Kishlansky
                                         -----------------------

                                         Name: Matt Kishlansky
                                         Title: Managing Member


                                         OLD MASTER GIOTTO FUND LTD.

                                         By: / s / Aldo Ghisletta
                                         -----------------------
                                         Name: Aldo Ghisletta
                                         Title:   Director


                                         OLD MASTER CIMABUE
                                         HOLDINGS, LTD.
                                         By: Old Master Giotto Fund LTd., its
                                         director

                                         By: / s / Aldo Ghisletta
                                         -----------------------
                                         Name: Aldo Ghisletta
                                         Title:   Director

                                  EXHIBIT INDEX


Exhibits:

1. Joint Filing Agreement, dated January 4, 2007, among Old Master Capital, LLC, Old Master Giotto Fund Ltd. and Old Master Cimabue Holdings, Ltd.



                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of MBI Financial, Inc., is filed jointly, on behalf of each of them.

Dated:  January 4, 2007

                                         OLD MASTER CAPITAL, LLC

                                         By: /s/ Matt Kishlansky
                                         ------------------------
                                         Name: Matt Kishlansky
                                         Title: Managing Member


                                         OLD MASTER GIOTTO FUND LTD.

                                         By: / s / Aldo Ghisletta
                                         ------------------------
                                         Name: Also Ghisletta
                                         Title:   Director


                                         OLD MASTER CIMABUE
                                         HOLDINGS, LTD.
                                         By: Old Master Giotto Fund LTd., its
                                         director

                                         By: / s / Aldo Ghisletta
                                         ------------------------
                                         Name: Aldo Ghisletta
                                         Title:   Director